Michael H. Bison 617.570.1933 mbison@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

VIA EDGAR AND OVERNIGHT COURIER

June 28, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Mail Stop – 4561

Attention: Perry Hindin

Re:	LeMaitre Vascular, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed June 22, 2006

File No. 333-133532

Ladies and Gentlemen:

This letter is being furnished on behalf of LeMaitre Vascular, Inc. (the “Company”) in response to comments contained in the letter dated June 27, 2006 (the “Letter”) from Perry Hindin of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to George W. LeMaitre, Chairman, Chief Executive Officer and President of the Company, with respect to the Company’s Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”) that was filed with the Commission on June 22, 2006. Amendment No. 4 to the Registration Statement (“Amendment No. 4”), including the prospectus contained therein, is being filed on behalf of the Company with the Commission on June 28, 2006.

The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to Amendment No. 4 as marked. Copies of this letter and its attachments will also be provided to Jay Mumford, Julie Sherman and Kaitlin Tillan of the Commission. The Company respectfully requests that the Staff return to us all material supplementally provided by the Company once the Staff has completed its review.

United States Securities and Exchange Commission

June 28, 2006

Prospectus Summary

1.	We note your response to our prior comment 2. Please explain to us what an anonymous faxed survey of vascular surgeons consists of and how many surveys were completed by surgeons.

RESPONSE: The Company will provide supplementally to the Staff via overnight courier a copy of the one-page fax survey, together with a summary of the results of the survey. This survey was conducted in 2006 in conjunction with an independent market research firm. The Company was not identified as the sponsor of the survey. Instead, the survey was identified as being conducted “on behalf of a leading medical device manufacturer.” The survey was faxed to 3,964 vascular surgeons and general surgeons known to the Company to perform vascular procedures. There were 52 responses to this survey, a response rate of 1.31%. This response rate is consistent with the response rate experienced in direct marketing surveys, generally. The Company will provide supplementally to the Staff via overnight courier copies of the executive summaries of the Direct Marketing Association’s 2004 and 2005 Response Rate Reports. As indicated in the 2004 Response Rate Report, for example, the average response rate for direct mail campaigns directed to house files was 1.23%, and the average response rate for e-mail campaigns directed to prospects was 0.82%.

As indicated in our letter to the Staff dated June 22, 2006, and as reflected in the summary of the results provided supplementally to the Staff, the results of the survey were positive. Specifically, 83% of respondents were familiar with the brand “Expandable LeMaitre Valvulotome,” 83% of respondents were familiar with the brand “Pruitt-Inahara Shunt,” 79% of respondents were familiar with the brand “Glow N’Tell Tape,” and 46% of respondents were familiar with the brand “AnastoClip VSC,” which brand was introduced only in 2004. In addition, the Company was identified as the second “most dedicated [Company] to vascular surgery,” scoring higher than much larger and more established competitors, such as Medtronic, Guidant and Johnson & Johnson, and considerably higher than several less established companies (even those focused exclusively on peripheral vascular devices), such as AngioDynamics, VNUS and FoxHollow.

As indicated in our letter to the Staff dated June 22, 2006, in response to the Staff’s prior comment 2, the Company has revised its disclosure to clarify that its products are “well known” to its primary customer – the vascular surgeon. Although the Company believes the results of its anonymous survey support these statements, its position does not rest solely on the results of the survey.

First, the Company notes that the number of vascular surgeons worldwide is relatively small. As discussed on page 60 of Amendment No. 4, there are approximately 2,000 board-certified vascular surgeons in the United States, and the Company estimates there are an additional 3,000 vascular surgeons who practice in Europe and Japan. The Company supplementally advises the

United States Securities and Exchange Commission

June 28, 2006

Staff that it currently has approximately 2,600 separate customer accounts in the United States alone.

Second, as discussed in our letter to the Staff dated June 22, 2006, the Company has an over twenty-year history of directly marketing peripheral vascular devices to vascular surgeons. The Company supplementally advises the Staff that its mailing list is comprised of approximately 9,000 contacts, the majority of which are either vascular surgeons or general surgeons who perform vascular procedures. As discussed on page 68 of Amendment No. 3, in 2005 alone the Company mailed over 140,000 brochures and direct mail pieces to vascular surgeons and interventionalists. These direct mail pieces are specific to the Company’s peripheral vascular device portfolio. The Company will provide supplementally to the Staff via overnight courier representative samples of these direct mail pieces.

Third, as discussed in our letter to the Staff dated June 22, 2006, and as disclosed on page 68 of Amendment No. 3, the Company’s marketing efforts are not limited to direct mail. In 2005, for example, the Company placed 32 full-page ads in vascular journals, exhibited its devices at 63 vascular society congresses and trained 95 vascular surgeons in the use of its products. Moreover, the Company’s devices are prominently featured in numerous trade journals, including: Journal of Vascular Surgery, Endovascular Today, Vascular and Endovascular Surgery, World Journal of Surgery, Annals of Thoracic Surgery, Journal of Endovascular Therapy, Surgical Technology International, British Journal of Surgery, Transplantation Proceedings and Surgery Today. Representative samples of these articles were previously provided supplementally to the Staff in conjunction with our response dated May 26, 2006 (see Tab 1 of those materials).

Finally, although in response to the Staff’s comments the Company has removed language from the Registration Statement referring to its Expandable LeMaitre Valvulotome as being “the worlds most widely used disposable valvulotome” and its Pruitt-Inahara Carotid Shunt as being “one of the most widely used carotid shunt brands,” the Company continues to believe these statements to be true, and respectfully suggests that this market-share alone evidences strong brand-awareness within its core vascular surgeon constituency. Support for these statements was previously provided supplementally to the Staff in conjunction with our response dated May 26, 2006 (see Tabs 18 and 19 of those materials).

For all these reasons, the Company respectfully suggests that its disclosure is appropriate and supportable.

Financial Statements, page F-1

Note 1. Significant Accounting Policies and Related Matters, page F-10

United States Securities and Exchange Commission

June 28, 2006

Goodwill, page F-13

2.	Please refer to prior comment 8 and your revised disclosure. The accounting policy included in this note does not appear to comply with SFAS 142. For example, you disclose that your goodwill impairment evaluation consists of comparing the fair value of goodwill with its carrying amount. And you measure the amount of any impairment charge as the excess of the carrying amount over this fair value. Under paragraph 19 of SFAS 142, the first step of your evaluation should compare the fair value of a reporting unit with its carrying amount, including goodwill. That is, the evaluation is done at the reporting unit level and does not just consider goodwill. We did note that your response properly stated that this was your first step.

If the carrying amount of a reporting unit exceeds its fair value, then you should perform the second step of the goodwill impairment test to determine if there is an impairment loss and the amount. That is, the impairment loss is not equal to the difference between the fair value and carrying value of your goodwill.

In the second step, you should compare the implied fair value of goodwill with the carrying amount of that goodwill. You should determine the implied fair value of goodwill in the same manner that you determine the amount of goodwill to recognize in a business combination. Then, if the carrying amount of goodwill exceeds the implied fair value of that goodwill, you will record an impairment loss for the excess.

We note that as a result of your goodwill impairment testing you have not had to perform the second step of the impairment test. However, due to the significance of your goodwill, your accounting policy should clearly state how you perform impairment testing under SFAS 142 and how you would determine the amount of an impairment loss, if any. Please ensure that you accounting policy complies with paragraphs 19-22 of SFAS 142.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comments. Please see revisions on pages 56 and F-13 of Amendment No. 4. The Company supplementally advises the Staff that it performs its goodwill impairment test in accordance with the requirements of SFAS 142.

Net Income (Loss) per Share, page F-15

3.

Please refer to prior comment 9 and your response thereto. In the last sentence of your response you indicate that the convertible preferred stock is considered by you to be a participating security under EITF 03-6 because the preferred is entitled to dividends declared on common stock on an equal basis based upon the number of shares of common stock into which the preferred stock is then convertible. The disclosure of this term of your preferred shares does not appear to be included in Note 9. Please revise

United States Securities and Exchange Commission

June 28, 2006

Note 9 to include a discussion of the pertinent rights and privileges of your preferred stock, including these dividend rights. Refer to paragraph 4 of SFAS 129.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comments. Please see revisions on pages F-28 of Amendment No. 4.

Note 9. Stockholders’ Equity, page F-25

Series A Convertible Preferred Stock, page F-25

4.	Please refer to prior comment 12 and your response thereto. Paragraph 8 of EITF Topic D-98 addresses a case where a purchaser acquires a majority of the voting power of the stock and triggers the redemption feature. As such, the redemption is not within the control of the company and permanent equity classification is not appropriate. Please consider a similar example and discuss (a) whether such a situation would be an event covered by the redemption terms and, if it is, (B) discuss your conclusions as to whether this event is within the control of the company.

RESPONSE: The Company advises the Staff that the acquisition of a majority of the voting power of the Company’s stock by a purchaser (or any party) would not trigger a redemption feature. Such an event would not be covered by the redemption terms in the Company’s organizational documents. The Company advises the Staff that the deemed liquidation clause of the Series A convertible preferred stock reads as follows:

“A merger, consolidation or reorganization of the Corporation with or into another corporation in which the stockholders of the Corporation prior to such merger, consolidation or reorganization do not hold a majority of the outstanding common stock of the surviving entity (including in the calculation thereof all common stock issuable upon the exercise, conversion or exchange of all outstanding warrants, options, subscriptions, purchase rights or convertible or exchangeable securities) shall be regarded as a liquidation, dissolution or winding up of the affairs of the Corporation within the meaning of this Section 2; provided, however, that each holder of Series A Preferred Stock shall have the right to elect the benefits of the provisions of Section 4(h) hereof in lieu of receiving payment in liquidation, dissolution or winding up of the Corporation pursuant to this Section 2.”

The Company respectfully advises the Staff that a merger, consolidation or reorganization results in the legal combination of two entities; only one entity survives. The Delaware General Corporation Law provides that approval of the board of directors is required before any merger, consolidation or reorganization with or into another corporation can occur. As indicated in our letter to the Staff dated June 22, 2006, the Company’s board of directors currently consists of nine members, has never since the issuance of the preferred shares consisted of fewer than four directors, and the Company’s sole preferred shareholder is not and has never been represented on the Company’s board by more than one director.

United States Securities and Exchange Commission

June 28, 2006

In contrast, the acquisition of a majority of a corporation’s voting power results only in a change of control; there is no combining or elimination of entities. The Delaware General Corporation Law does not require board approval in the event of an acquisition of a majority of a corporation’s voting power. However, the Company advises the Staff that the acquisition of a majority of the voting power of the Company’s stock by a purchaser is within the Company’s sole control, independent of Delaware law, because a majority of the Company’s voting shares are subject to agreements with the Company providing the Company with a right on first refusal on transfers of those shares.

Accordingly, the Company respectfully concludes that (a) this situation would not be an event covered by the redemption terms and, even if it were, (b) this event is within the sole control of the Company.

If you require additional information, please telephone either Mitchell S. Bloom at (617) 570-1055 or the undersigned at (617) 570-1933.

Sincerely,

/s/ Michael H. Bison

Michael H. Bison

cc:	Aaron M. Grossman, Esq. (LeMaitre Vascular, Inc.)

Mitchell S. Bloom, Esq. (Goodwin Procter LLP)

Susan W. Murley, Esq. (Wilmer Cutler Pickering Hale and Dorr LLP)

Nicole G. Fitzpatrick, Esq. (Wilmer Cutler Pickering Hale and Dorr LLP)